The Investment Management Agreement provides that the Advisor may appoint additional sub-managers to perform investment advisory services with respect to each Fund. Mirae Asset Brazil was added as a sub-manager for GEM Great Consumer Fund effective April 4, 2011, following approval by shareholders of that
Fund via unanimous written consent.